

September 8, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Goldman Sachs Access U.S. Aggregate Bond ETF of Goldman Sachs ETF Trust under the Exchange Act of 1934.

Sincerely,